EXCELLON

Excellon Resources Inc.

Consolidated Financial Statements

December 31, 2018 and 2017
in thousands of U.S. dollars

EXCELLON

Management's Responsibility for Financial Reporting

The management of Excellon Resources Inc. is responsible for the integrity and fair presentation of the accompanying consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and reflect management's best estimates and judgements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable. Any system of internal control over financial reporting has inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and control matters prior to submitting the consolidated financial statements to the Board for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) "*Brendan Cahill*"

President & Chief Executive Officer

(Signed) "*Rupy Dhadwar*"

Chief Financial Officer

March 20, 2019

Independent auditor's report

To the Shareholders of Excellon Resources Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Excellon Resources Inc. and its subsidiaries (together, the Company) as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS).

What we have audited
The Company's consolidated financial statements comprise:

- the consolidated statements of financial position as at December 31, 2018 and 2017;
- the consolidated statements of loss and comprehensive loss for the years then ended;
- the consolidated statements of cash flow for the years then ended;
- the consolidated statements of changes in equity for the years then ended; and
- the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Other information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis of Financial Results.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from

error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Marelize Barber.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 20, 2019

Excellon Resources Inc.

Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	Notes	December 31, 2018 $	December 31, 2017 $
Assets			
Current assets			
Cash and cash equivalents		6,417	12,265
Marketable securities	5	59	-
Trade receivables		1,926	2,375
VAT receivables	6	3,274	3,624
Income taxes recoverable		568	856
Inventories	7	2,354	1,314
Other current assets		818	996
		15,416	21,430
Non-current assets			
Property, plant and equipment	8	21,747	21,185
Mineral rights	9	2,627	3,016
Deferred income tax assets	20	10,365	11,677
Total assets		50,155	57,308
Liabilities			
Current liabilities			
Trade payables	10	5,243	5,447
VAT payables	6	1,672	2,155
Current portion of lease obligations	11	261	-
Purchase warrants	12	323	-
		7,499	7,602
Non-current liabilities			
Lease obligations	11	263	-
Purchase warrants	12	-	2,023
Provisions	13	2,216	2,012
Total liabilities		9,978	11,637
Equity			
Share capital	14	106,786	103,625
Contributed surplus		26,811	26,980
Accumulated other comprehensive loss		(15,122)	(14,336)
Deficit		(78,298)	(70,598)
Total equity		40,177	45,671
Total liabilities and equity		50,155	57,308

Commitments (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board **Director** **Director**

"Daniella Dimitrov" *"Alan R. McFarland"*

Excellon Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2018 and 2017

(in thousands of U.S. dollars, except per share data)

	Notes	2018 $	2017 $
Revenues	*17*	24,313	21,208
Production costs		(19,566)	(16,978)
Depletion and amortization		(4,016)	(3,831)
Cost of Sales	*18a*	(23,582)	(20,809)
Gross profit		731	399
Administrative expenses		(3,139)	(2,854)
Share based payments	*14*	(1,255)	(1,179)
Depletion and amortization		(127)	(195)
General and administrative expenses	*18b*	(4,521)	(4,228)
Exploration		(3,897)	(1,909)
Other income	*18c*	4	1,840
Impairment of inventory	*7*	-	(568)
Finance income (cost)	*19*	1,899	(2,262)
Loss before income taxes		(5,784)	(6,728)
Income tax recovery (expense)	*20*	(1,916)	1,037
Net Loss		(7,700)	(5,691)
Other comprehensive income (loss)			
Foreign currency translation differences		(786)	1,708
Total other comprehensive income (loss)		(786)	1,708
Total comprehensive loss		(8,486)	(3,983)

	2018	2017
Loss per share		
Basic	$ (0.08)	$ (0.07)
Diluted	$ (0.08)	$ (0.07)
Weighted average number of shares		
Basic	97,723,360	77,671,087
Diluted	97,723,360	83,533,990

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Cash Flow

For the years ended December 31, 2018 and 2017

(in thousands of U.S. dollars)

	2018 $	2017 $
Cash flow provided by (used in)		
Operating activities		
Net loss for the year	(7,700)	(5,691)
Repayment of rehabilitation work performed	(94)	365
Adjustments for non-cash items:		
Depletion and amortization	4,143	4,026
Deferred income taxes	1,331	(1,480)
Share-based compensation	1,243	1,174
Post-employment benefits	163	78
Rehabilitation provision - accretion	133	50
Lease obligations - accretion	21	-
Writedown of spare parts inventories	-	568
Unrealized gain on currency hedges	(487)	-
Convertible debentures - accretion	-	491
Unrealized gain on warrants liability	(1,602)	276
Unrealized gain on embedded derivative liability	-	1,195
Unrealized gain on marketable securities	45	-
Realized gain on marketable securities	-	(1,751)
Share based payment on Option Agreement	(104)	-
Operating cash flows before changes in working capital	(2,908)	(699)
Changes in items of working capital:		
Trade receivables	449	(1,637)
VAT receivable	482	(1,010)
Income taxes recoverable	288	264
Inventories	(1,040)	269
Other current assets	178	75
Trade payables	(166)	933
VAT payable	(483)	599
Net cash used in operating activities	(3,200)	(1,206)
Investing activities		
Proceeds from sale of marketable securities	-	3,272
Purchase of property, plant and equipment	(3,243)	(6,835)
Net cash used in investing activities	(3,243)	(3,563)
Financing activities		
Proceeds on issuance of shares from equity financing	-	10,608
Proceeds from options exercised	68	118
Proceeds from warrants exercised	1,681	78
Repayment of lease obligations	(450)	-
Net cash from financing activities	1,299	10,804
Effect of exchange rate changes on cash and cash equivalents	(704)	821
Increase (decrease) in cash and cash equivalents	(5,848)	6,856
Cash and cash equivalents - Beginning of the year	12,265	5,409
Cash and cash equivalents - End of the year	6,417	12,265
Interest	39	69
Cash paid for income taxes	165	151

The accompanying notes are an integral part of these consolidated financial statements.

Excellon Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(in thousands of U.S. dollars, except per share data)

	Share capital $	Contributed surplus $	Accumulated other comprehensive loss $	Deficit $	Total equity $
Balance - January 1, 2017	88,807	14,719	(16,044)	(64,907)	22,575
Net loss for the year	-	-	-	(5,691)	(5,691)
Total other comprehensive income (loss)	-	-	1,708	-	1,708
Total comprehensive income (loss)	-	-	1,708	(5,691)	(3,983)
Employee share options:					
Value of services recognized	69	206	-	-	275
Proceeds on issuing shares	118	-	-	-	118
Deferred and restricted share units					
Value of units recognized	320	579	-	-	899
Warrants					
Value of warrants issued in Bought Deal	-	730	-	-	730
Proceeds on issuing shares	78	-	-	-	78
Value of share issued in Bought Deal	9,878	-	-	-	9,878
Convertible Debentures					
Conversion of Debentures into shares	4,158	10,746	-	-	14,904
Interest payable settled with shares	197	-	-	-	197
Balance - December 31, 2017	103,625	26,980	(14,336)	(70,598)	45,671
Balance - January 1, 2018	103,625	26,980	(14,336)	(70,598)	45,671
Net loss for the year	-	-	-	(7,700)	(7,700)
Total other comprehensive income (loss)	-	-	(786)	-	(786)
Total comprehensive income (loss)	-	-	(786)	(7,700)	(8,486)
Employee share options:					
Value of services recognized	42	234	-	-	276
Proceeds on issuing shares	68	-	-	-	68
Deferred and restricted share units					
Value of units recognized	722	245	-	-	967
Warrants					
Proceeds on issuing shares	2,329	(648)	-	-	1,681
Balance - December 31, 2018	106,786	26,811	(15,122)	(78,298)	40,177

The accompanying notes are an integral part of these consolidated financial statements.

1. GENERAL INFORMATION

Excellon (the Company or Excellon) is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine's cost and production profile, discovering further high-grade silver and carbonate replacement deposit ("CRD") mineralization on the 20,969-hectare Platosa Property located in northeastern Durango, Mexico and epithermal silver mineralization on the 45,000 hectare Evolución Property on the northern Fresnillo silver trend in Zacatecas and capitalizing on the opportunity in current market conditions to acquire undervalued projects in the Americas.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 20 Victoria Street, Suite 900, Toronto, Ontario, M5C 2N8, Canada.

2. BASIS OF PRESENTATION

a. Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada. The consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented. Critical accounting estimates and judgments used by management in the preparation of these consolidated financial statements are presented in note 4.

All financial information presented in United States dollars has been rounded to the nearest thousand unless otherwise stated.

These consolidated financial statements were approved by the Board of Directors on March 20, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a. Consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company where control is achieved when the Company has the power to govern the financial and operating policies of the entity. The Company owns directly and indirectly 100% of all the subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

ii. Transactions eliminated on consolidation

Intercompany transactions, balances, income and expenses are eliminated in preparing the consolidated financial statements.

b. Segment reporting

The Company has two reportable segments based on a geographical basis. During the year, the Company operated in Mexico and Canada.

The Mexican operation is principally engaged in the acquisition, exploration, evaluation, and development of mining properties. The Platosa property is in commercial production and is earning revenue through the sale of silver-lead concentrate and silver-zinc concentrate.

The Canadian operations are principally engaged in the acquisition, exploration and evaluation of mining properties in Quebec.

Non-current assets located at the corporate office in Canada are minor in relation to the total.

c. Foreign currency transactions and translation

i. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss.

All foreign exchange gains and losses are presented in the statement of income within 'other expenses'.

ii. Translation

The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity in accumulated other comprehensive loss.

d. Financial instruments

Financial assets

Routine purchases and sales of financial assets are recognized on trade date, the date on which the Company commits to purchase or sell the asset. At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the classification of financial assets determined at initial recognition. Classification of financial assets depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows. The Company classifies and provides for financial assets as follows:

- Financial assets at fair value through profit or loss include principally the Company's cash and cash equivalents, as well as foreign currency forward sales contracts. A financial asset is classified in this category if it does not meet the criteria for amortized cost of fair value through other comprehensive income, or is a derivative instrument not designated for hedging. Gains and losses arising from changes in fair value are presented in the consolidated statements of profit and comprehensive profit in the period in which they arise.
- Financial assets at fair value through other comprehensive income are financial assets that are held in a business model with an objective that is achieved by both collecting contractual cash flows and selling financial assets, and where the assets' cash flows represent solely payments of principal and interest. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in other gains/(losses). Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.
- Financial assets at amortized cost are financial assets with the objective to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This includes the entities trade, and non-trade receivables. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses.

At each balance sheet date, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company's final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.

Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in net income or loss as non-hedged derivative gains or losses.

Financial liabilities
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.

e. Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid short-term investments with a maturity date of three months or less when acquired.

f. Inventories

Silver-lead and silver-zinc in concentrate and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price, less estimated costs of completion and costs of selling final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including amortization, incurred in converting materials into finished goods. The cost of production is allocated to joint products using a ratio of spot prices by volume at each month end. Separately identifiable costs of conversion of each metal are specifically allocated.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those item to their replacement costs.

When inventories have been written down to net realizable value, the Company makes a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

g. Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization and any impairment charges.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as

separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Amortization is recorded over the useful life of the asset, or over the remaining life of the mine, if shorter, as follows:

- Mining properties – on a units-of-production basis;
- Associated mining equipment – 3-10 years on a straight line basis;
- Buildings – 20 years on a straight line basis; and
- Processing equipment – 4-8 years on a straight line basis.

Amortization charges on a unit-of-production basis are based on measured and indicated mineral resources.

The method of amortization, estimates of residual values and useful lives are reassessed at least at each financial year-end, and any change in estimate is taken into account in the determination of future amortization charges.

h. *Exploration and evaluation expenditures*

Acquisitions of mineral rights are capitalized. Subsequent exploration and evaluation costs related to an area of interest are expensed as incurred on a project-by-project basis pending determination of indicated resources. Upon determination of indicated resources, further development costs are capitalized. When a licence is relinquished or a project is abandoned, the related costs are immediately recognized in profit or loss.

Exploration properties that contain estimated Proven and Probable Mineral Reserves, but for which a development decision has not yet been made, are subject to periodic review for impairment when events or changes in circumstances indicate the project's carrying value may not be recoverable.

Exploration and evaluation assets are reclassified to "Mine Properties - Mines under construction" when the technical feasibility and commercial viability of extracting the Mineral Resources or Mineral Reserves are demonstrable and construction has commenced or a decision to construct has been made. Exploration and evaluation assets are assessed for impairment before reclassification to "Mines under construction", and the impairment loss, if any, is recognized in profit or loss.

i. *Development expenditure*

Development expenditures incurred by or on behalf of the Company are accumulated separately for each area of interest in which an indicated resource has been identified. Such expenditures comprise costs directly attributable to the construction of a mine and the related infrastructure.

General and administrative costs are allocated to a development asset only to the extent that those costs can be related directly to development activities in the relevant area of interest.

Once a development decision has been taken, the development expenditure is classified under property, plant and equipment as "development properties".

A development property is reclassified as a "mining property" at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management.

No amortization is recognized in respect of development properties until they are reclassified as "mining properties".

Each development property is tested for impairment in accordance with the policy in note *3 m ii Impairment*.

j. *Mining properties*

When further development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the consolidated entity. Otherwise such expenditures are classified as a cost of production.

Amortization is charged using the units-of-production method. The units-of-production basis results in an amortization charge proportional to the depletion of measured and indicated resources.

Mine properties are tested for impairment in accordance with the policy in note *3 m ii Impairment*.

k. *Decommissioning and site rehabilitation provision*

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation is attributable to development when the asset is installed or the environment is disturbed at the production location. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money. When the liability is initially recognized, the present value of the estimated cost is capitalised by increasing the carrying amount of the related mining asset.

The periodic unwinding of the discount applied in establishing the net present value of provisions due to the passage of time is recognized in the consolidated statement of income as a finance cost. Changes in the rehabilitation estimate attributable to development will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

l. *Mineral Rights*

Mineral rights are carried at cost and amortized using a units-of-production method based on the resources that exist in the location that has access to such rights.

Methods of amortization and estimated useful lives are reassessed annually and any change in estimate is taken into account in the determination of future amortization charges.

m. Impairment

i. Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

ii. Non-financial assets

The carrying amounts of the Company's non-financial assets, primarily property, plant and equipment and mineral rights, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset or CGU recoverable amount is estimated. Recoverability of assets or CGU (mine operation) to be held and used are measured by a comparison of the carrying value of the asset to the recoverable amount, which is the higher of value in use and fair value less costs to sell.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or the CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the CGU are allocated to reduce the carrying amount of long-lived assets in the unit on a pro rata basis.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

n. Future Termination Benefits

Employees of the Company's Mexican mines are entitled by local labor laws to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

The cost of these retirement benefits is determined using the projected unit credit method. Current service cost and any past service cost are recognized in the same line item in the statements of income as the related compensation cost. Changes in actuarial assumptions used to determine the accrued benefit obligation are recognized in full in the period in which they occur, in the statements of income.

The most significant assumptions used in accounting for post employment benefits are the discount rate, the mortality and the life of mine assumptions. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to the Company's income statement as the interest cost. The life of mine and mortality assumptions are used to project the future stream

of benefit payments, which is then discounted to arrive at a net present value of liabilities. The values attributed to the liabilities are assessed in accordance with the advice of independent qualified actuaries.

o. Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income and comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws substantively enacted at the balance sheet date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except in the case of a subsidiary where timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is determined on a non discount basis using tax rates (and laws) that have been substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The Company recognizes neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

i. Royalties

Royalties, resource rent taxes and revenue-based taxes are accounted for under taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales. The 7.5% Mexican mining royalty is based on earnings before interest tax, depreciation and amortization (EBITDA), a non-gaap measure and an extraordinary mining royalty of 0.5% on precious metals revenue, is treated as an income tax in

accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs.

p. Share-based payments

i. Share option plan

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company, as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

ii. Equity-settled transactions

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes option-pricing model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

iii. Cash-settled transactions

A Deferred Share Unit ("DSU") Plan was established for directors and certain employees in 2013. The cost of the DSUs is measured initially at fair value based on the closing price of the Company's common shares preceding the day the DSUs are granted. The cost of the DSUs is recognized as a liability under share based compensation plans in the consolidated statements of financial position and as a general and administrative expense in the consolidated statements of earnings. The liability is remeasured to fair value based on the market price of the Company's common shares at each reporting date up to and including the settlement date, with changes in fair value recognized in general and administrative expenses in the consolidated statements of earnings.

On April 29, 2014, the plan was amended and approved by the Company's shareholders allowing for DSUs to be paid in cash or in awards of common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of loss and comprehensive loss in share based payments and credited to equity under contributed surplus since the payment in cash or common shares is at the option of the Company.

A Restricted Share Unit ("RSU") Plan was established for directors, certain employees and eligible contractors of the Company. The RSUs vest equally over a three year period and are paid in cash based on the Market Price of the Company's publicly traded common shares on the entitlement date or dates. The cost of the RSUs is measured initially at fair value on the authorization date based on the market price of the Company's common shares preceding the day the RSUs are authorized by the Board of Directors. The cost of RSUs is recognized as a liability under share based compensation plans, with the current portion recognized in accounts payable and accrued liabilities, in the consolidated statements of financial position and as a general and administrative expense in the consolidated statements of earnings over the vesting period. The liability is remeasured to fair value based on the market price of the Company's common shares at each reporting date up to and including the settlement date, with changes in fair value recognized in general and administrative expenses.

On April 29, 2014, the plan was amended and approved by the Company's shareholders allowing for RSUs to be paid in cash or in awards of common shares either from treasury or from market purchases. Accordingly, the expense is recorded in the consolidated statement of loss and comprehensive loss in share based payments and credited to equity under contributed surplus since the payment in cash or common shares is at the option of the Company.

q. Revenue recognition

Company policy requires all production to be sold under contract. Revenue is only recognized on individual shipments when following conditions are satisfied:

- Contracts with customers have been identified
- Performance obligations in the contract have been identified
- Transaction price is determined
- Transaction price is allocated to the performance obligations in the contract
- Performance obligation in the contract is satisfied

Satisfaction of these conditions depends on the terms of trade with individual customers. Generally, control over goods are considered to have transferred to the customer upon delivery.

Certain products are sold on a 'provisional pricing' basis where the sale price received by the group is subject to a final adjustment at the end of a period that may be up to 90 days after delivery to the customer. The final sale price is based on the market price on the quotational date in the contract of sale. Sales are initially recognized when the revenue recognition criteria have been satisfied, using market prices at that date. At each reporting date the provisionally priced shipment is marked to market based on the forward selling price for the quotational point specified in the contract until that point is reached. Revenue is only recognized on this basis where the forward selling price can be reliably measured.

Many of the Company's sales are subject to an adjustment based on inspection of the shipment by the customer. In such cases, revenue is recognized based on the group's best estimate of the grade at the time of shipment, and any subsequent adjustments are recorded against revenue when advised.

r. Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) for the period attributable to equity owners of Excellon by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Excellon's potentially dilutive common shares comprise stock options granted to employees and warrants.

s. New accounting standards adopted

The Company has adopted the following new accounting standards effective for annual periods beginning on or after January 1, 2018:

IFRS 9 – Financial Instruments
The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, "Financial instruments: recognition and measurement" ("IAS 39"). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted.

The accounting policy on financial instruments is summarized in Note 3(d) was adopted on a modified retrospective basis in accordance with the transitional provisions of IFRS 9 as at January 1, 2018 and replaces the Company's previously existing accounting policy on financial instruments.

<u>Financial Assets</u>
IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instruments' contractual cash flow characteristics and the business models under which they are held. Under the IFRS 9 model for classification of financial assets, the Company has classified and measured its financial assets as described below:

- Cash and cash equivalents, forward currency sales contracts, and non-trade receivables are classified as financial assets at fair value through profit or loss and measured at fair value during their quotational period until the final settlement price is determined. Previously under IAS 39 these amounts were classified as loans and receivables.

- Trade receivables are classified as financial assets measured at amortized cost. Previously under IAS 39 these amounts were classified as loans and receivables.

The adoption of IFRS 9 did not result in a change in the carrying values of any of the Company's financial assets on the transition date.

(unaudited) (in thousands of U.S. dollars, except share data)

Financial Liabilities

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, except forward currency sales contracts, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities.

Expected Credit Loss Impairment Model

IFRS 9 introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company's financial statements.

IFRS 15 - Revenue from Contracts with Customers
The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. This standard will replace IAS 18 which covers contracts for goods and services. The accounting policy on revenues from contracts with customers is summarized in Note 3(q). The Company has adopted IFRS 15 on a modified retrospective basis in accordance with the transitional provisions of IFRS 15.

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The Company has concluded that there are no significant differences between the point of risks and rewards transfer for its concentrate sales under IAS 18 and the point of transfer of control under IFRS 15. As such, no adjustment has been recorded to the opening deficit balance at January 1, 2018.

t. Accounting standards issued but not yet applied

IFRS 16, Leases ("IFRS 16") replaces IAS 17, Leases. The new model requires the recognition of almost all lease contracts on a lessee's statement of financial position as a lease liability reflecting future lease payments and a 'right-of-use asset' with exceptions for certain short-term leases and leases of low-value assets. In addition, the lease payments are required to be presented on the statement of cash flow within operating and financing activities for the interest and principal portions, respectively.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company will recognize transition adjustments in deficit on January 1, 2019, the date of initial application, without restating its financial statements on a retrospective basis. The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the consolidated statement of financial position, and corresponding increases to depreciation and interest expense on the consolidated statement of loss and comprehensive loss. In addition, the Company expects cash flow from operating and investing cash flow to increase as lease payments for most leases will be recorded as financing outflows in the consolidated statement of cash flows.

The Company has completed a significant portion of the compilation and review of contracts that may contain a lease, the compilation of the data necessary for the valuation of the leases and related transition adjustments. The Company has also initiated changes to processes and internal controls necessary for the transition.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The following areas involve a higher degree of judgement or are areas where assumptions and estimates are significant to the consolidated financial statements. Actual results may differ significantly from these estimates included in the consolidated financial statements.

i. Valuation of mining properties and other long lived assets

Mining properties and other long-lived assets are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Common indicators of impairment in the mining industry include:

- A significant deterioration in expected future commodity prices;
- A significant adverse movement in foreign exchange rates;
- A significant increase in production costs;
- A large cost overrun during the development and construction of a new mine;
- A significant increase in the expected cost of dismantling assets and restoring the site;
- A significant reduction in the mineral content of ore reserves/resources;
- Serious mine accidents;
- A significant increase in market interest rates; and
- Adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

ii. Useful economic life of property, plant and equipment

The cost less the residual value of each item of property, plant and equipment is amortized over its useful economic life. Amortization is charged to cost of production over the shorter of the estimated lives of the individual assets or the life of mine using the units-of-production method. Amortization commences when assets are available for use. Land is not amortized.

The assets useful lives, expected units-of-production and methods of amortization are reviewed and adjusted if appropriate at each fiscal year end.

iii. Decommissioning and site rehabilitation provision

The Company records any decommissioning and site rehabilitation obligation as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs (note 13). This obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and discount rate to be used.

The undiscounted estimate of the asset retirement obligation ("ARO") has been discounted to its present value at a risk free rate which represents the five year Government of Canada bond rate and an estimate of the Company's pricing in the market to obtain debt. Assuming that all other variables remain constant, a one percent change in the discount rate would result in the liability change of approximately $56. The estimate also assumes a long term inflation rate. Assuming all other variables remain constant,

a one percent change in the long term inflation rate would result in the liability change of approximately $57. Assuming all other variables remain constant, a 10% change in the undiscounted estimate of the ARO would result in the liability change of approximately $153.

iv. Calculation of share-based compensation expense

The amount expensed for stock-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on the expected volatility of the Company's registered shares and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different. While the estimate of stock-based compensation can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company's cash position or future cash flows.

v. Determination of reserves and resources

The Company uses the services of experts to estimate the indicated and inferred resources of its mineral properties in Mexico. These experts express an opinion based on certain technological and legal information as prepared by management as being current, complete and accurate as of the date of their calculations and in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. These estimated resources are used in the evaluation of potential impairment of asset carrying values, the useful lives of assets, amortization rates and the timing of cash flows.

vi. Deferred income taxes

Income taxes are calculated using the liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

vii. Income taxes

Uncertainties exist with respect to the interpretation of tax regulations. The Company establishes provisions for taxes, based on reasonable estimates, for liabilities to the tax authorities that are uncertain as to their amount and the probability of their occurrence. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing legal interpretations by the taxable entity and the responsible tax authority. The final resolution of some of these items may give rise to a material change in the amount of the income tax expense recorded in consolidated statement of income (loss) and related tax payments

(unaudited) (in thousands of U.S. dollars, except share data)

5. MARKETABLE SECURITIES

On October 17, 2018 the Company announced that it had entered into an option agreement with Wallbridge Mining Company Limited ("Wallbridge") to sell the Beschefer property (refer to Note 9 for a summary of terms). As part of the agreement, the Company received 500,000 common shares of Wallbridge and has recorded these as marketable securities. These securities have been classified as a financial asset recorded at fair value with an adjustment through profit or loss during the year. An unrealized loss of $45 was recorded in income for the year ended December 31, 2018 in recognition of a decrease in value as at December 31, 2018.

6. VAT RECEIVABLES

VAT (value added tax) receivables consist of the total VAT credits recoverable by each of the Company's Mexican subsidiaries. In Mexico, VAT credits can only be applied to VAT payable specific to each entity and are non-transferable. The Company's VAT payable position is reflected separately on the condensed consolidated statement of financial position.

7. INVENTORIES

	December 31, 2018 $	December 31, 2017 $
Ore	53	86
Concentrate	865	42
Production spares (1)	1,436	1,186
	2,354	1,314

As at December 31, 2017, production spares were written down to its net realizable value by $568 for slowing moving and obsolescent items identified at the end of the year.

(unaudited) (in thousands of U.S. dollars, except share data)

8. PROPERTY, PLANT AND EQUIPMENT

	Mining properties $	Mining equipment $	Processing equipment $	Assets under construction $	Total $
At January 1, 2017					
Cost	20,434	9,346	4,910	5,131	39,821
Accumulated amortization	(13,162)	(5,581)	(3,811)	-	(22,554)
	7,272	3,765	1,099	5,131	17,267
Year ended December 31, 2017					
Opening net book value	7,272	3,765	1,099	5,131	17,267
Additions (1) (2)	1,477	713	-	4,645	6,835
Reclassification	5,041	3,962	519	(9,522)	-
Depletion and amortization	(2,160)	(1,273)	(285)	-	(3,718)
Exchange differences	183	45	41	532	801
Closing net book value	11,813	7,212	1,374	786	21,185
At December 31, 2017					
Cost	27,778	14,269	5,605	786	48,438
Accumulated amortization	(15,965)	(7,057)	(4,231)	-	(27,253)
	11,813	7,212	1,374	786	21,185
Year ended December 31, 2018					
Opening net book value	11,813	7,212	1,374	786	21,185
Additions (3)	688	1,529	139	2,155	4,511
Reclassification	1,290	268	-	(1,558)	-
Depletion and amortization	(1,691)	(1,953)	(302)	-	(3,946)
Exchange differences	(18)	22	8	(15)	(3)
Closing net book value	12,082	7,078	1,219	1,368	21,747
At December 31, 2018					
Cost	29,212	15,938	5,756	1,368	52,274
Accumulated amortization	(17,130)	(8,860)	(4,537)	-	(30,527)
	12,082	7,078	1,219	1,368	21,747

(1) In early July 2017, the Company completed an optimization plan (the "Optimization Plan") at the Platosa mine of which $3,527 was incurred in 2017. Accordingly, all related capital expenditures of the Optimization Plan of $9,003 recorded in assets under construction were reclassified to mining properties and mining equipment for $5,041 and $3,962 respectively, with amortization beginning in July 2017.

In November 2017, the Company commenced the second phase of the Optimization Plan ("Optimization Plan Phase 2"), which will be continued in the ordinary course of operations during the Platosa life-of-mine, of which $532 was incurred and recorded as assets under construction during the three months ended

(unaudited) (in thousands of U.S. dollars, except share data)

December 31, 2017.

(2) In late December 2017, the Company completed the construction of the first stage of the second tailings management facility at the Miguel Auza mill for $519. Accordingly, all related capital expenditures were reclassified from assets under construction to processing equipment.

(3) During the year ended December 31, 2018, the Company incurred capital expenditures of $2,155 related to the Optimization Plan Phase 2 which were recorded in assets under construction. During the year, assets under construction of $1,558 was reclassed to mining properties and mining equipment for $1,290 and $268 respectively, as certain station in the Optimization Plan Phase 2 were commissioned.

9. MINERAL RIGHTS

	Platosa (Mexico) $	Beschefer (Canada) (1) $	Total $
At January 1, 2017			
Cost	3,564	1,490	5,054
Accumulated amortization	(1,935)	-	(1,935)
	1,629	1,490	3,119
Year ended December 31, 2017			
Opening net book value	1,629	1,490	3,119
Depletion and amortization	(308)	-	(308)
Exchange differences	101	104	205
Closing net book value	1,422	1,594	3,016
At December 31, 2017			
Cost	3,775	1,594	5,369
Accumulated amortization	(2,353)	-	(2,353)
	1,422	1,594	3,016
Year ended December 31, 2018			
Opening net book value	1,422	1,594	3,016
Depletion and amortization	(197)	-	(197)
Exchange differences	(64)	(128)	(192)
Closing net book value	1,161	1,466	2,627
At December 31, 2018			
Cost	3,621	1,466	5,087
Accumulated amortization	(2,460)	-	(2,460)
	1,161	1,466	2,627

(1) On October 17, 2018 the Company announced an option agreement with Wallbridge on the Beschefer property, pursuant to which Wallbridge agreed to incur an aggregate of CAD$4,500 in exploration expenditures on the property and issue a total of 7,000,000 common shares over three years to earn a 100% interest in the property. The first issuance of 500,000 common shares was made on the effective date of the

(unaudited) (in thousands of U.S. dollars, except share data)

option agreement, which were recorded in other income at fair value of $104. The common shares are reflected as marketable securities in Note 5.

10. TRADE PAYABLES

The Company's trade payables comprise accounts payable and accruals as at December 31, 2018. Accounts payable accounted for $3,389 of the $5,243 balance (as at December 31, 2017 – $3,090 of the $5,447 balance), of which $557 related to electricity, $257 related to exploration and $400 related to Optimization Plan Phase 2 (as at December 31, 2017 – $413 related to electricity, $202 related to exploration drilling and $165 related to Optimization Plan Phase 2). Accruals of $1,854 (as at December 31, 2017 – $2,357) relate to operating costs, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

The mark to market on forward foreign exchange contracts resulted in an unrealized gain adjustment of $487 recorded in finance cost during the year ended December 31, 2018 and a corresponding decrease in accruals resulting in a net asset balance of $313 in accruals (as at December 31, 2017 – $174 liability balance in accruals).

A subsidiary of the Company is a party to an action by a claimant in respect of damages under an option agreement concerning a mineral concession within the Miguel Auza property, which concession is not considered material to the Company's operating business or exploration plans. The court of first instance awarded the claimant the amount of approximately $757. The Company is appealing the decision and believes that the court made an incorrect finding of law in respect of approximately $630 of the damage award. Accordingly, the Company has recorded a provision of $127 in trade payables.

11. LEASE OBLIGATIONS

Finance leases	Lease end date	Interest rate	Monthly installments	As at December 31, 2018
		(%)	($)	($)
Sandvik Customer Finance LLC	May 5, 2021	10.00%	15	410
KFMX, S.A. de C.V.	May 1, 2020	0.00%	3	49
Minero Diesel de Mexico, S.A. de C.V.	June 1, 2019	3.56%	13	65
Lease loan principal outstanding				524
Current portion - due within one year				(261)
Long term portion - due beyond one year				263

During the year, the Company entered into finance leases for mining equipment with various vendors. All leases entered are fixed interest rates leases and security is provided by the piece of the equipment being leased. The lease interest rate from KFMX, S.A. de C.V. is 0% due to the amount and nature of the equipment being leased.

Future minimum lease payments are as follows:

(unaudited) (in thousands of U.S. dollars, except share data)

Year	($)
2019	293
2020	190
2021	82
Total	565
Less interest	(41)
Lease loan principal outstanding	524

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

	Payments due by period ($)			
	Up to 1 year	1 - 5 years	over 5 years	Total
Minimum lease payments	261	263	-	524
Finance charges (1)	34	19	-	53
Present value of minimum lease paymen	295	282	-	577

(1) Finance charges includes VAT of $12.

The net carrying values of the leased equipment is as follows:

Finance leases	Equipment group	Gross value $	Accumulated amortization $	Net book value $
Sandvik Customer Finance LLC	Mining equipment	561	(32)	529
KFMX, S.A. de C.V.	Mining equipment	79	(5)	73
Minero Diesel de Mexico, S.A. de C.V.	Mining equipment	176	(10)	166
		815	(47)	768

Total interest expense on the lease obligation for the year ending December 31, 2018 was $21.

12. PURCHASE WARRANTS

A - Convertible Debentures and Purchase Warrants

During Q4 2015, the Company completed a $4,766 (CAD$6,600) financing through the private placement of secured convertible debentures of the Company (the "Debentures") valued at $4,040 (CAD$5,610) and the sale of a net smelter return royalty (the "NSR") on the Platosa Project valued at $726 (CAD$990), collectively the "Debenture Financing".

The Debentures had a term of four years and were convertible into common shares ("Common Shares") of the Company prior to maturity at a conversion price of CAD$0.50 per Common Share. The Debentures bore interest payable at the Company's option in (a) cash semi-annually at an annual rate of 3.75% or (b) in Common Shares at an annual rate of 5% based on the 10-day volume-weighted average price ("VWAP") of the Common Shares prior to the payment date.

On November 27, 2017, the Company exercised its right to accelerate the conversion of all outstanding Debentures pursuant to the acceleration provisions therein. Accordingly, on December 28, 2017, the Company issued 9,695,000

(unaudited) (in thousands of U.S. dollars, except share data)

Common Shares upon conversion of the outstanding CAD$4,848 principal amount of Debentures. During the year ended December 31, 2017, the Company issued a total of 10,605,000 Common Shares for conversion of CAD$5,303 principal amount of Debentures and paid interest of $197 (CAD $256) on the Debentures through the issuance of 164,896 Common Shares.

The Company also issued a total of 2,002,772 Common Share purchase warrants ("$0.50 Warrants") to the purchasers of the Debentures in connection with the financing. Each $0.50 Warrant is exercisable at a price of CAD$0.50 for a period of four years from the date of issuance until November 27, 2019.

In accordance with IFRS 9, Financial Instruments, the Debentures were considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the Debentures. The debt component of the Debentures was measured upon initial recognition, based on the present value of the cash flows associated with the Debentures. Subsequent to initial recognition, the embedded derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Debentures using the effective interest rate through periodic charges to finance expense over the term of the Debentures. Accretion for the year ended December 31, 2017 was $293 and recorded in finance cost.

As the Debentures were settled in December 2017, there are no fair value adjustments related to the Debentures for the year ended December 31, 2018. Prior to conversion of the Debentures in December 2017, a fair value adjustment loss for the embedded derivative relating to the conversion option for the year ended December 31, 2017 was $1,195 and was recorded in finance cost.

Also, in accordance with IFRS 9, Financial Instruments, the $0.50 Warrants were detached from the Debentures host contract and recognized as a separate financial liability. The $0.50 Warrants were fair valued using the Black-Scholes Model upon initial recognition based on the $0.50 Warrants terms. The fair value adjustment gain of the $0.50 Warrants for the year ended December 31, 2018 was $1,602 which was recorded in finance cost (2017 – $276 fair value adjustment loss).

During the year ended December 31, 2018, nil $0.50 Warrants were exercised (2017 – nil). As at December 31, 2018, 1,851,046 $0.50 Warrants were outstanding.

The fair value of the $0.50 Warrants is summarized as follows:

	January 1, 2018	Exercises	Fair value adjustments	Exchange adjustments	December 31, 2018
	$	$	$	$	$
$0.50 Purchase Warrants	2,023	-	(1,602)	(98)	323

The above remaining components have been classified as current liabilities on the consolidated statement of financial position.

B - Net Smelter Return Royalty ("NSR")

An NSR applies to the Platosa Project and bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or "Source" mineralization. Payments are made in cash semi-annually. The NSR proceeds of $726 were amortized into income in 2015.

NSR royalty expensed for the year ended 2018 was $285 (2017 – $245) and was recorded in cost of sales.

(unaudited) (in thousands of U.S. dollars, except share data)

13. PROVISIONS

	Post-retirement benefits (1) $	Rehabilitation provision (2) $	Total $
Year ended December 31, 2017			
Opening balance	426	1,029	1,455
Change in estimate	78	365	443
Accretion for the year	-	50	50
Exchange differences	17	47	64
Closing Balance	521	1,491	2,012
Year ended December 31, 2018			
Opening balance	521	1,491	2,012
Rehabilitaton work performed	-	(66)	(66)
Change in estimate	163	(28)	135
Accretion for the period	-	133	133
Exchange differences	-	2	2
Closing Balance	684	1,532	2,216

(1) Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican Labour Law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Key financial assumptions used in the above estimate include an annual discount rate of 8.5% (December 31, 2017 – 7.4%) based on the yield curve from short and long term Mexican government bonds, annual salary rate increase of 3.75% (December 31, 2017 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2017 – 3.75%) and the life of mine of approximately five years.

(2) Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 6.9% (December 31, 2017 – 8.7%) based on the current risk-free borrowing rate, Mexican inflation rate and the life of mine of four years. The total undiscounted amount of estimated cash flows required to settle the Company's obligations is $1,996 of which $951 relates to the Platosa mine and $1,045 relates to the Miguel Auza mill. The present value of the total discounted obligation is $1,532 of which $731 relates to the Platosa mine and $801 relates to the Miguel Auza mill.

(unaudited) (in thousands of U.S. dollars, except share data)

14. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares.

	Number of shares (000's)	$
Year ended December 31, 2017		
Opening balance	75,979	88,807
Shares issued on exercise of stock options	178	187
Shares issued on exercise of warrants	56	78
Shares issued on conversion of Debentures	10,605	4,158
Shares issued from bought deal (1)	7,394	9,878
Shares issued on exercise of RSUs and DSUs	496	320
Shares issued to settle interest payable on Debentures	165	197
Balance at December 31, 2017	94,873	103,625
Year ended December 31, 2018		
Opening balance	94,873	103,625
Shares issued on exercise of stock options	108	111
Shares issued on exercise of warrants (2)	3,333	2,329
Shares issued on exercise of RSUs and DSUs	891	721
Balance at December 31, 2018	99,205	106,786

(1) On November 9, 2017, the Company completed a public equity financing (the "2017 Bought Deal") of 7,393,750 units ("2017 Public Units") at a price of CAD$2.00 per Public Unit for gross proceeds of CAD$14,788 (the "2017 Offering"). Each 2017 Public Unit comprised one Common Share and one half-warrant ("$2.80 Warrant") with each whole warrant entitling the holder to acquire a Common Share at a price of CAD$2.80 for a period ending December 31, 2018. The $2.80 Warrants expired unexercised at the end of 2018.

The net proceeds after transaction costs of CAD$13,547 were allocated proportionally between the fair values of the Common Shares and the $2.80 Warrants issued in the 2017 Bought Deal.

(2) On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

STOCK OPTION PLAN (EQUITY-SETTLED)

The Company has a stock option plan that entitles directors, officers, employees and consultants to purchase Common Shares. Under the program, the Company may grant options to purchase Common Shares ("Options") for up to 10% of the Common Shares issued and outstanding. The exercise price of each Option may not be less than the market price of the Common Shares on the date of grant and each Option has a maximum term of five years. Options may be granted by the board of directors at any time with varying vesting conditions.

(unaudited) (in thousands of U.S. dollars, except share data)

Disclosure of stock option program

The number and weighted average exercise prices of Options are as follows:

	Weighted Average Exercise Price (CAD)	Options Outstanding
Outstanding at January 1, 2017	$ 1.03	1,501,665
Granted	$ 1.73	420,000
Exercised	$ 0.86	(178,333)
Expired	$ 2.10	(100,000)
Forfeited	$ 1.75	(150,000)
Outstanding at December 31, 2017	$ 1.16	1,493,332
Exercisable at December 31, 2017	$ 1.03	1,199,998

Outstanding at January 1, 2018	$ 1.16	1,493,332
Granted	$ 1.54	315,000
Exercised	$ 0.81	(108,333)
Expired	$ 1.20	(400,000)
Outstanding at December 31, 2018	$ 1.27	1,299,999
Exercisable at December 31, 2018	$ 1.15	966,663

Options outstanding and exercisable are as follows:

CAD	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $0.49	120,000	1.84	120,000	$ 0.31
$0.50 to $0.99	304,999	1.41	288,332	$ 0.57
$1.14 to $1.49	75,000	0.22	75,000	$ 1.36
$1.50 to $1.99	800,000	3.46	483,331	$ 1.67
	1,299,999	2.64	966,663	$ 1.15

Inputs for measurement of grant date fair values

The grant date fair values of the Options were measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the Options were the following:

(unaudited) (in thousands of U.S. dollars, except share data)

	2018	2017
Fair value at grant date	$0.98	$1.11
Share price at grant date	$1.54	$1.73
Exercise price	$1.54	$1.73
Risk free interest rate	1.97%	1.16%
Expected life of options in years	5.00	5.00
Expected volatility	77.92%	79.83%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	2.25%	2.29%

Share-based compensation expense

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following costs:

	2018 $ (CAD)	2017 $ (CAD)
Share options granted in 2015	-	15
Share options granted in 2016	20	61
Share options granted in 2017	116	284
Share options granted in 2018	223	-
	359	360

DEFERRED SHARE UNITS ("DSU")

The Company has implemented a DSU plan, primarily in respect of director compensation, whereby DSUs granted may be paid in cash or in awards of Common Shares either from treasury or from market purchases based on the five-day VWAP of the Common Shares on settlement dates elected by the holder between the retirement date and December 15th of the calendar year subsequent to the year of the holder's retirement. All grants under the plan are fully vested upon credit to an eligible holder's account. The value of the cash payout is determined by multiplying the number of DSUs vested at the payout date by the VWAP of the Common Shares. The expense is recorded in the condensed interim consolidated statement of loss and comprehensive income in share-based compensation and credited to equity under contributed surplus as the payment in cash or Common Shares is at the option of the Company.

(unaudited) (in thousands of U.S. dollars, except share data)

Disclosure of DSU program

DSUs outstanding are as follows:

	DSUs Outstanding
Outstanding at January 1, 2017	1,970,636
Granted	497,809
Settled	(400,573)
Outstanding at December 31, 2017	2,067,872
Granted	419,559
Settled	(624,936)
Outstanding at December 31, 2018	1,862,495

During the year ended December 31, 2018, the Company granted 419,559 DSUs (2017 – 497,809 DSUs) with market value of CAD$607 (2017 – CAD$857) at the date of grant to non-executive directors as compensation in lieu of cash director fees and other compensation.

During the year ended December 31, 2018, there were 624,936 DSUs settled for Common Shares (2017 – 400,573 DSUs).

Total share based compensation expensed in the year ended December 31, 2018 related to vested DSUs was CAD$607 (2017 – CAD$857).

As at December 31, 2018, 1,862,495 DSUs were outstanding.

RESTRICTED SHARE UNITS ("RSU")

The Company has implemented an RSU plan whereby officers, employees and consultants may be entitled to either a cash payment or an award of Common Shares from treasury or from market purchases at the end of a term or performance period of up to three years following the date of the grant of applicable RSUs. The value of the payout is determined by multiplying the number of RSUs vested at the payout date by the five-day VWAP of the Common Shares prior to a payout date with settlement in either cash or Common Shares. The expense is recorded in the condensed interim consolidated statement of loss and comprehensive income in share-based compensation and credited to equity under contributed surplus as the payment in cash or Common Shares is at the option of the Company.

(unaudited) (in thousands of U.S. dollars, except share data)

Disclosure of RSU program

RSUs outstanding are as follows:

	RSUs Outstanding
Outstanding at December 31, 2016	1,245,000
Granted	939,878
Settled	(100,000)
Forfeited	(69,646)
Outstanding at December 31, 2017	2,015,232
Granted	916,052
Settled	(283,076)
Forfeited	(885,354)
Outstanding at December 31, 2018	1,762,854

During the year ended December 31, 2018, the Company granted 704,000 RSUs subject to performance vesting conditions (2017 – 730,750 RSUs) with a market value of CAD$1,136 (2017 – CAD$1,244) at the date of grant to officers, employees and consultants.

During the year ended December 31, 2018, the Company granted 212,052 RSUs subject to time vesting conditions (2017 – 209,128 RSUs) with a market value of CAD$328 (2017 – CAD$348) at the date of grant to officers, employees and consultants.

During the year ended December 31, 2018, the Company settled 65,983 RSUs subject to performance vesting conditions with Common Shares and settled 17,093 RSUs subject to performance vesting condition with cash for CAD$16 (2017 – 20,000 RSU settlements subject to performance vesting conditions).

During the year ended December 31, 2018, the Company settled 200,000 RSUs subject to time vesting conditions with Common Shares (2017 – settled 75,500 RSUs subject to time vesting conditions with Common Shares and settled 4,500 RSUs subject to time vesting conditions with cash for CAD$8).

Total share-based compensation expensed in the year ended December 31, 2018 related to RSUs was CAD$645 (2017 – CAD$328).

As at December 31, 2018, 1,762,854 RSUs were outstanding.

(unaudited) (in thousands of U.S. dollars, except share data)

WARRANTS

Disclosure of Common Share Purchases Warrants outstanding

Common share purchase warrants (aggregating $0.50 Warrants, $0.65 Warrants and $1.75 Warrants) outstanding are as follows:

	Weighted Average Exercise Price (CAD)	Warrants Outstanding
Outstanding at January 1, 2017	$ 1.24	11,809,379
Issued (1)	$ 2.80	3,696,875
Exercised (2)	$ 1.75	(56,305)
Outstanding at December 31, 2017	$ 1.61	15,449,949
Exercised (3)	$ 0.65	(3,333,333)
Naturally Expired	$ 2.13	(10,265,570)
Outstanding at December 31, 2018	$ 0.50	1,851,046

(1) During the year ended December 31, 2017, the Company completed the 2017 Bought Deal and issued 3,696,875 $2.80 Warrants.

(2) During the year ended December 31, 2017, 56,305 $1.75 Warrants were exercised for CAD$99.

(3) On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

During the year ended December 31, 2018, the Company recognized a fair value adjustment gain of $1,602 on the $0.50 Warrants related to the Debentures, which was recorded in finance cost (2017 – fair value adjustment loss of $276).

As at December 31, 2018, the following common share purchase warrants were outstanding:

Exercise Price (CAD)	Warrants Outstanding	Weighted Average Remaining Contractual Life	Expiry Date
$0.50	1,851,046	0.91	November 27, 2019

(unaudited) (in thousands of U.S. dollars, except share data)

15. LOSS PER SHARE

	2018	2017
Net loss for the year	$ (7,700)	$ (5,691)
Weighted average basic number of shares outstanding	97,723,360	77,671,087
Weighted average diluted shares adjustment		
Stock options	-	-
Warrants	-	-
	97,723,360	77,671,087
Net loss per share		
Basic and diluted	$ (0.08)	$ (0.07)

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the inclusion of the equity securities has an anti-dilutive effect on net loss; or the exercise prices relating to the particular security exceed the weighted average market price of the Company's common shares.

	2018	2017
Stock options	1,299,999	996,352
Warrants	1,851,046	10,265,570
	3,151,045	11,261,922

16. COMMITMENTS

The following table summarizes the Company's significant commitments as of December 31, 2018:

	2019	2020	2021	2022	2023	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,965	-	-	-	-	4,965
Lease obligations	261	177	92	-	-	530
Capital Expenditures	212	-	-	-	-	212
Mine restoration provision	-	-	-	-	1,997	1,997
Employee future benefits	-	-	-	-	1,720	1,720
Concession holding fees	610	631	632	684	685	3,242
Office leases	154	154	160	160	166	794
	6,202	962	884	844	4,568	13,460

Not included above is the NSR as such payments vary period to period based on production results and commodity prices.

17. REVENUES

Under the terms of the Company's concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title, and risks and rewards of ownership have transferred to the customer. Revenue is recorded net of treatment and refining charges. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in

(unaudited) (in thousands of U.S. dollars, except share data)

accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded to revenues. An amount of $1,321 is included in the trade receivables as at December 31, 2018 (as at December 31, 2017 – $2,131.

During the year ended December 31, 2018, the Company recognized positive adjustment to revenues of $3 primarily related to the reversal of the mark-to-market taken at the end of 2017 as receivables were ultimately settled at higher values in 2018 (2017 – negative adjustment of $17).

As at December 31, 2018, provisionally priced sales totalled $3,653 which are expected to settle at final prices during the first quarter of 2019. A 10% increase or decrease in the prices of silver, lead and zinc will result in a corresponding increase or decrease in revenues of $365 during the first quarter of 2019.

18. EXPENSE BY NATURE

(a) Cost of sales consist of the following:

	2018 $	2017 $
Direct mining and milling costs (1)	20,419	16,612
Changes in inventories (2)	(853)	366
Depletion and amortization	4,016	3,831
Cost of sales	23,582	20,809

(1) Direct mining and milling costs include personnel, general and administrative, fuel and electricity, maintenance and repair costs as well as operating supplies, external services, third party smelting, refining and transport fees.

(2) Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) General and administrative expenses consist of the following:

	2018 $	2017 $
Office and overhead costs	1,974	1,664
Salaries and wages	1,165	1,190
Share-based compensation	1,255	1,179
Depletion and amortization	127	195
General and administrative expenses	4,521	4,228

(unaudited) (in thousands of U.S. dollars, except share data)

(c) Other income consists of the following:

	2018 $	2017 $
Unrealized loss on marketable securities	45	-
Realized gain on marketable securities sold	-	(1,751)
Foreign exchange loss (gain)	(148)	(89)
Provisions	203	-
Proceeds from Beschefer Option	(104)	-
Other income	(4)	(1,840)

19. FINANCE COST (INCOME)

Finance cost (income) comprises the following:

	2018 $	2017 $
Interest expense	57	274
Rehabilitation provision - accretion	133	50
Convertible debentures - accretion	-	293
Loss (gain) on change in fair value of purchase warrants	(1,602)	276
Loss on change in fair value of embedded derivative liability	-	1,195
Unrealized loss (gain) on currency hedges	(487)	174
Finance cost (income)	(1,899)	2,262

20. INCOME TAX

The Company's provision for (recovery of) income taxes differs from the amount computed by applying the combined Canadian federal and provincial income tax rates to income (loss) before income tax as a result of the following:

	2018 $	2017 $
Statutory tax rates	**26.50%**	**26.50%**
Income taxes (recovery) computed at the statutory rates	(1,533)	(1,783)
Non-deductible (taxable) items	4,861	253
Change in tax benefit not recognized	(1,067)	667
Foreign tax differentials	(295)	(184)
Other	(39)	40
Special mining royalty	(10)	(30)
Provision for income taxes (recovery)	1,916	(1,037)

The enacted or substantively enacted tax rates in Canada (26.5% in 2018) and Mexico (30% in 2018) where the Company operates are applied in the tax provision calculation.

The 7.5% mining royalty in Mexico is treated as an income tax in accordance with IFRS for financial reporting purposes,

(unaudited) (in thousands of U.S. dollars, except share data)

as it is based on a measure of revenue less certain specified costs. On substantive enactment, a taxable temporary difference arises, as certain mining assets related to extractive activities have a book basis but no tax basis for purpose of the royalty. As at December 31, 2018, the Company has recognized a deferred tax liability of $250 (as at December 31, 2017 – $260) in respect of this special mining royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

	2018 $	2017 $
Current income taxes	585	852
Deferred income taxes (recovery)	1,331	(1,889)
	1,916	(1,037)

The following table reflects the Company's deferred income tax assets (liabilities):

	2018 $	2017 $
Non-capital losses carried forward	10,151	11,849
Resource related assets	751	454
Property, plant and equipment	(780)	(672)
Prepaid expenses, deposits and other	1,121	974
Deferred income tax assets	11,243	12,605
Deferred income and other	(634)	(672)
Accrued revenue	6	4
Special mining royalty	(250)	(260)
Net deferred income tax assets	10,365	11,677

The Company recognized deferred tax assets of $10,151 in respect of tax losses as at December 31, 2018 (as at December 31, 2017 – $11,849 as projections of various sources of income support the conclusion that the realization of these deferred tax assets is probable.

The following temporary differences and non-capital losses have not been recognized in the consolidated financial statements.

	2018 $	2017 $
Non-capital losses carried forward	14,380	19,161
Capital losses	3,783	3,992
Resource related deductions	20,570	20,555
Share issuance costs	106	217
Property, plant and equipment	164	179
Prepaid expenses, deposits and other	623	544
	39,626	44,648

As at December 31, 2018, the Company has non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

(unaudited) (in thousands of U.S. dollars, except share data)

	2018 $	2017 $
2018		10,671
2019	266	253
2020	-	-
2021 and thereafter	47,951	47,733
	48,217	58,657

As at December 31, 2018, the Company has Canadian capital losses of $7,901 (as at December 31, 2017 – $9,250) that may be carried forward indefinitely and applied against capital gains of future years.

At December 31, 2018, $nil (as at December 31, 2017 – $nil) was recognised as a deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Company's subsidiaries as the Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future; and the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries. The amount of temporary differences not booked for these unremitted earnings at December 31, 2018 is $6,599 (as at December 31, 2017 – $4,073).

21. RELATED PARTIES

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the year ended December 31, 2018, the Company incurred legal services of $25 (2017 – $65). As at December 31, 2018, the Company had an outstanding payable balance of $5 (as at December 31, 2017 – $42).

22. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and are subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

For the year ended December 31, 2018, the Company recorded $3,653 (2017 – $3,122) in revenues from provisionally priced sales on the statement of loss and comprehensive loss, which are subject to adjustment pending final settlement subsequent to the year. As at December 31, 2018, the Company has recorded embedded derivatives in the amount of $835 in trade receivables (as at December 31, 2017 – $2,131).

(unaudited) (in thousands of U.S. dollars, except share data)

Fair Value Hierarchy

The Company values financial instruments carried at fair value using quoted market prices, where available. The three levels of the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
- Level 3 – Inputs that are not based on observable market data

The financial liabilities are presented by class in the following table at their carrying values, which generally approximate to the fair values due to their short period to maturity:

	Fair value hierarchy	Dec 31, 2018 $	Dec 31, 2017 $
Financial assets			
Fair value through profit and loss			
Marketable securities	Level 1	59	-
Trade receivables	Level 2	1,926	2,375
		1,985	2,375
Financial liabilities			
Fair value through profit and loss			
Forward foreign exchange contracts (1)	Level 2	(313)	174
Purchase Warrants	Level 3	323	2,023
		10	2,197

(1) Forward foreign exchange contracts are recorded in Trade Payables.

There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2018.

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts described below under currency risk.

Economic dependence

The Company has offtake agreements with two customers, Trafigura Mexico, S.A. de C.V. ("Trafigura"), a subsidiary within the Trafigura group of companies and MK Metal Trading Mexico, S.A. de C.V. ("MK Metals"), a subsidiary within the Ocean Partners group of companies. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura or MK Metals.

(unaudited) (in thousands of U.S. dollars, except share data)

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company's cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its customers, Trafigura and MK Metals. Accounts receivable are subject to normal industry credit risks and are considered low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

Currency risk

The Mexican peso (MXN) and the Canadian dollar (CAD) are the functional currencies of the Company and as a result, currency exposures arise from transactions and balance in currencies other than the functional currencies. The Company's potential currency exposures comprise:

- translational exposure in respect of non-functional currency monetary items
- transactional exposure in respect of non-functional currency expenditure and revenues;
- commodity price risk; and
- interest rate risk.

A significant portion of the Company's capital expenditures, operating costs, exploration, and administrative expenditures are incurred in Mexican pesos ("MXN"), while revenues from the sale of concentrates are denominated in US dollars ("USD"). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company's exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at December 31, 2018, forward contracts for the purchase of MXN244,000 in exchange for USD$11,900 at an average rate of 20.54 MXN/USD, at various maturity dates until December 2019, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $313 as at December 31, 2018. Accordingly, for the year ended December 31, 2018, the Company recorded an unrealized gain of $487 (2017 – $174 unrealized loss) in finance cost (income).

For the year ended December 31, 2018, the Company realized beneficial exchange rates of $39 from contracts maturing during 2018 relative to spot rates (2017 – $597).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is taken to the income statement to reflect this risk.

(unaudited) (in thousands of U.S. dollars, except share data)

The principal non-functional currency to which the Company is exposed is the United States dollar (USD). Based on the Company's net financial assets and liabilities in USD as at December 31, 2018, a weakening of the USD against the MXN and CAD functional currencies by 1% with all other variables held constant, would increase/(decrease) net income and equity by approximately $54.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At December 31, 2018, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

Commodity price risk

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company's profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $16 for the year ended December 31, 2018 (2017 – $17). The Company estimates that a 10% increase/decrease in commodity prices in 2018 with all other variables held constant would have resulted in an increase/decrease in net income of approximately $2,634.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

23. CAPITAL MANAGEMENT

The Company's objectives of capital management are intended to safeguard the entity's ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

The capital of the Company consists of the items included in shareholders' equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company's approved policies.

(unaudited) (in thousands of U.S. dollars, except share data)

24. SEGMENT REPORTING

	MEXICO		CANADA		TOTAL	
	Dec 31, 2018 $	Dec 31, 2017 $	Dec 31, 2018 $	Dec 31, 2017 $	Dec 31, 2018 $	Dec 31, 2017 $
Property, plant and equipment	21,747	21,185	-	-	21,747	21,185
Capital expenditures	(3,243)	(6,835)	-	-	(3,243)	(6,835)
Mineral rights	1,161	1,422	1,466	1,594	2,627	3,016
Total assets	42,305	44,591	7,850	12,717	50,155	57,308

	2018 $	2017 $
MEXICO		
Revenues	24,313	21,208
Cost of sales	(23,582)	(20,809)
Exploration	(4,006)	(1,909)
Other income (expenses)	(248)	(327)
Writedown of spare parts inventories	-	(568)
Finance cost	(172)	(119)
Income tax recovery (expense)	(1,916)	1,037
Net loss	(5,611)	(1,487)
CANADA		
Corporate administrative expenses	(4,521)	(4,228)
Exploration	109	-
Other income	252	2,167
Finance income (cost)	2,071	(2,143)
Net loss	(2,089)	(4,204)
Net Loss	**(7,700)**	**(5,691)**